
05009225

FraserPapers

FILE No. 82-34837

June 15, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL


PROCESSING
SECTION
RECEIVED
183
SEC MAIL
WASH., D.C.

ATTENTION: FILING DESK

Ladies and Gentlemen:

RE: SUBMISSION PURSUANT TO RULE 12G3-2(B)

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Fraser Papers Inc. hereby furnishes the following documents:

- Press Release dated June 13, 2005 as to maintenance downtime.

If the Commission has any questions with respect to this letter or its enclosures, please contact Marina Mueller at 416-359-8634.

Yours very truly,

FRASER PAPERS INC.

by: 

Glen McMillan
Senior Vice President
and Chief Administrative Officer

PROCESSED
JUN 23 2005
THOMSON
FINANCIAL

Enclosure

Fraser Papers Inc.
Suite 200
BCE Place, 181 Bay Street
Toronto, Ontario M5J 2T3
CANADA

Tel 416-359-8605
Fax 416-359-8606
www.fraserpapers.com

Rule 12g3-2(b)
Exemption No. 82-34837

NEWS RELEASE

FraserPapers

Fraser Papers Advances Scheduled Maintenance Downtime

(All financial references are in US dollars unless otherwise noted)

Toronto, ON (June 13, 2005) – Fraser Papers Inc. (TSX:FPS) announced today that it is taking maintenance downtime at its Berlin-Gorham and Edmundston-Madawaska pulp and paper operations during the second quarter of 2005. This maintenance downtime was originally planned for the fourth quarter of 2005.

The seasonal slowdown in the financial printing paper market, declines in commodity uncoated freesheet pricing and low wood inventories make this the right time to proactively address critical maintenance that was originally scheduled for later in the year. The pulp mills at Edmundston, New Brunswick and Berlin, New Hampshire will each take downtime of one week while the paper mills at Madawaska, Maine and Gorham, New Hampshire will take two days and seven days, respectively. The downtime at the Berlin-Gorham facility may be extended depending on market conditions.

Scheduled maintenance downtime at the Company's pulp and paper operations for the rest of 2005 will include one week of regular maintenance at the pulp mill in Thurso, Quebec and 22 days at the Edmundston, New Brunswick pulp mill for major planned maintenance on the cogeneration plant. Paper production will not be impacted as a result of the pulp and power maintenance scheduled for later in 2005.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Ben Vaughan
Senior Vice President
Finance and Corporate Development
(416) 359-8623
vaughanb@fraserpapers.com

Note: This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.